SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent to the Philippine Stock Exchange and the Securities and Exchange Commission regarding additional information in connection with the Company’s share buyback program.	7

Exhibit 1

February 4, 2008

Securities and Exchange Commission

SEC Building

EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of our letter dated January 30, 2008 to the Philippine Stock Exchange regarding additional information in connection with the Company’s share buyback program.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,185,395 As of December 31, 2007	NA	NA
Total No. of Stockholders	Domestic	Foreign

--------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  4 February 2008

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_____________________________________________________________

_____________________________________________________________

_____________________________________________________________

Exhibit 1

11. Other Events

Attached hereto is a copy of our letter to the Philippine Stock Exchange dated January 30, 2008 regarding additional information in connection with the Company’s share buyback program.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

February 4, 2008

Exhibit 1

January 30, 2008

Philippine Stock Exchange

Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head - Disclosure Department

Dear Sir:

We refer to your letter dated January 29, 2008 and addressed to our Atty. Ma. Lourdes C. Rausa-Chan, Senior Vice President and Corporate Secretary, requesting additional information in connection with PLDT’s share buyback program (the “Program”).

Accordingly, we provide hereunder the following information/ clarification relative to the Program:

1. Complete terms and conditions of the buyback program

The Program will involve the repurchase of up to TWO MILLION (2,000,000) outstanding common shares of PLDT. The plan is to reacquire the shares on an opportunistic basis, direct from the open market through the trading facilities of the Philippine Stock Exchange (PSE) and/or the New York Stock Exchange (NYSE). The shares will be acquired from the open market at such prices perceived by the Company to be lower than the inherent value of the shares.

We have the necessary Board approval to commence the Program, which will continue until the number of shares earmarked for the program has been fully repurchased, or until such time as the Company’s Board of Directors determines otherwise. Requisite disclosures to the PSE, SEC and NYSE shall be filed following each repurchase of shares.

Implementation of the Program will be undertaken by PLDT’s Treasury Group.

2. Capital Structure before/after the program – Please refer to Attachment 1 herein.

3. Pertinent accounting entries in the books to record the above mentioned transaction

Exhibit 1

Purchase of Treasury Shares

Dr. Treasury Stock* xxxxx

Cr. Cash xxxxx

* netted against Shareholders’ Equity

4. Proposed/expected timetable for the re-acquisition of Company shares

As mentioned in Item No. 1 above, we have the requisite Board approval to commence the Program, which will continue until the number of shares earmarked for the program has been fully repurchased, or until such time as the Company’s Board of Directors determines otherwise. Requisite disclosures to the PSE, SEC and NYSE shall be filed following each repurchase of shares.

5. Such other relevant information as you may deem necessary relating to the transaction

The Company has sufficient unrestricted retained earnings to cover the amount for the Program. Furthermore, the Program is not expected to affect any of the Company’s existing or prospective projects or programs, and dividend policy.

In compliance with the listing rules, any significant development/s in the Program will be duly disclosed to the PSE, SEC, and NYSE.

6.      The Table hereunder shows the issued common shares, outstanding common shares, listed common shares and treasury shares, as of January 24, 2008:

Issued common shares	188,740,925
Outstanding common shares	188,740,925
Listed common shares	194,987,181
Treasury shares	0

Should you have any questions, kindly call our Atty. Abner Tito L. Alberto at telephone number 8168405, or e-mail at alalberto@pldt.com.ph.

Thank you.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

/s/ Florentino D. Mabasa, Jr.

FLORENTINO .D. MABASA, JR

Assistant Corporate Secretary

Exhibit 1

Philippine Long Distance Telephone Company	Attachment 1

Equity

Before and After Shares Buyback

(Amounts in million pesos)

---------------------------------------------------------------

	Sept. 30, 2007 (Unaudited)	Shares Buyback	After Buyback
Equity Attributable to Equity Holders of PLDT
Preferred Stock	4,418		4,418
Common Stock	944		944
Stock options issued	10		10
Equity portion of convertible preferred stock	9		9
Capital in excess of par value	66,998		66,998
Retained earnings	34,270		34,270
Cumulative translation adjustments	(248)		(248)
Treasury Stock	0	(5,620) *	(5,620)
TOTAL EQUITY	106,401	(5,620)	100,781

* Assumes 2 million shares purchased at P2,810 (PLDT closing price at the PSE on January 29, 2008).

Final amount shall be based on the actual purchase price for the shares.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : FLORENTINO D. MABASA, JR. Title : First Vice President and Assistant Corporate Secretary

Date: February 4, 2008